UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Resignation of CFO

SSLJ.Com Limited (NASDAQ:SSLJ) (“SSLJ” or the “Company”), a vertically integrated O2O home decoration service and product provider in China, today announced that Ms. Wing Chuen Rhoda Lau has resigned as Chief Financial Officer of the Company, effective June 29, 2018, for personal reasons. The Company’s board of directors is proactively seeking Ms. Lau’s replacement. Meanwhile, the Company announced that Mr. Wei Zheng, founder, chairman and CEO of SSLJ, will act as Chief Financial Officer of the Company in the interim.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Wei Zheng
Wei Zheng Chief Executive Officer

Date: June 29, 2018